Mail Stop 3561

December 5, 2006

Bradley J. Moynes, President
Black Diamond Holdings Corporation
595 Hornby Street, Suite 600
Vancover, BC, Canada, V6C 2E8

      Re: **Black Diamond Holdings Corporation**
              Amendment No. 2 to Registration Statement on Form 20-F
              Filed November 22, 2006
              File No. 0-52145

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Capitalization and Indebtedness, page 7

1. Please revise your table to disclose your capitalization on an actual basis as of a date no earlier than 60 days prior to the date of the registration statement. Presently the actual amounts shown are as of December 31, 2005, with the as adjusted amounts shown as of June 30, 2006. Please also note the share capital as of June 30, 2006 is $852,042 according to the interim financial statements provided, not $652,042. Refer to Item 3.B. of Form 20-F.

Item 19. Exhibits, page 37

2. Please amend your filing to include an updated consent from your independent auditors.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen E. Rounds, Esq.
       (303) 377-0231